Exhibit 99.1

Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project

•	Initial Mineral Resource for the Apollo deposit, which is the flagship of a series of discoveries made by Collective Mining on its 100% owned Guayabales Project:
•	Indicated Mineral Resources of 37.0 Mt @ 2.17 g/t AuEq for 2.58 million oz AuEq
•	Inferred Mineral Resources of 48.2 Mt @ 1.83 g/t AuEq for 2.83 million oz AuEq
•	High-grade, open pit resource at an attractive strip ratio of 3.4:1:
•	22.5 Mt @ 2.06 g/t AuEq Indicated, for 1.49 million oz AuEq
•	25.9 Mt @ 0.86 g/t AuEq Inferred, for 0.71 million oz AuEq
•	Gold contributes approximately 50% of the calculated AuEq grade of the Indicated open-pit resource, with silver, copper and tungsten contributing the balance under the stated assumptions
•	Smaller conceptual pit shells illustrate higher-grade and lower strip-ratio scenarios
•	A high-grade, underground Mineral Resource for the Ramp Zone:
•	6.04 Mt @ 5.37 g/t AuEq Inferred for 1.04 million oz AuEq
•	1.29 Mt @ 4.74 g/t AuEq Indicated for 0.20 million oz AuEq
•	Growth opportunities extend beyond the current Mineral Resource boundaries, with approximately 40,000 meters of drilling completed since the database cut-off, including reported assay results and intervals awaiting assays
•	The Company is accelerating environmental and technical studies at Apollo and is targeting submission of an environmental license application in H2 2027

MIAMI, Sept. 8, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce a maiden Mineral Resource (the "Mineral Resource" or "MR") for the Apollo deposit ("Apollo"), the most advanced in a series of discoveries made at the Company's Guayabales Project in Caldas, Colombia.

Ari Sussman, Executive Chairman, commented: "The scale and grade of Apollo's maiden Mineral Resource establish a strong foundation for what we believe will become a major mining project. Importantly, this is the largest new mineral resource stage discovery in Colombia since we discovered Buriticá for Continental Gold more than a decade ago. Similar to Buriticá, where the resource grew over time with continued drilling, I see substantial opportunity to expand Apollo through our ongoing aggressive drill program. Results announced since the resource database cut-off demonstrate extensions to mineralization at multiple elevations including the near-surface Shallow Halo Zone, the new Northern Breccia Extension and the western side of the Ramp Zone. These results reinforce our confidence in Apollo's potential to grow both laterally and at depth.  With thirteen rigs operating across Guayabales, drilling at Apollo is focused on testing these extensions and increasing confidence in the existing resource."

"We see a favorable backdrop for advancing Apollo, both in Colombia and across the commodities represented in the deposit. That outlook supports our decision to accelerate environmental baseline work, engineering, and permitting studies alongside exploration, with the aim of submitting an environmental license application in the second half of 2027. Our priority is to grow the resource and establish the technical and environmental basis for development, subject to study results, financing and the required approvals."

Investor and Analyst Webcast and Conference Call

The Company will host a webcast and conference call on September 9 at 8:00 AM Eastern Time. Members of Collective's senior management team will discuss the Mineral Resource, key growth opportunities and the Company's planned work programs, followed by a question-and-answer session.

Date: Wednesday, September 9, 2026
Time: 8:00 a.m. Eastern Time
Webcast: https://app.webinar.net/ExOXLoak9wK
Local: +1 416-945-7677; Conference Call ID: 60464
Toll-Free (North America): +1 888-699-1199; Conference Call ID: 60464
Toll-Free (International): https://emportal.ink/4qUSkQF

Section 1 - Apollo Mineral Resource

The Mineral Resource is based on approximately 114,520 meters of diamond drilling in 265 holes, using a drill-hole database cut-off of March 31, 2026. Approximately 40,000 meters of additional drilling has been completed since the cut-off date.

Table 1: Apollo Maiden Mineral Resource, effective August 31, 2026, based on a drill hole database cut-off of March 31, 2026

Category / Zone	Cut- off (g/t AuEq)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)	AuEq (Moz)	Au (Moz)
Indicated Mineral Resource Open Pit	0.3	22.5	1.02	30.2	0.20	0.015	2.06	1.49	0.74
Underground above 1,000 masl	1.2	13.2	1.68	15.9	0.06	0.003	2.10	0.89	0.71
Underground below 1,000 masl (Ramp Zone)	1.5	1.29	4.52	9.85	0.03	-	4.74	0.20	0.19
Total Indicated		37.0	1.38	24.4	0.14	0.011	2.17	2.58	1.64

Inferred Mineral Resource
Open Pit	0.3	25.9	0.60	8.98	0.03	0.003	0.86	0.71	0.50
Underground above 1,000 masl	1.2	16.2	1.84	7.69	0.03	0.002	2.06	1.07	0.96
Underground below 1,000 masl (Ramp Zone)	1.5	6.04	5.20	7.72	0.02	-	5.37	1.04	1.01
Total Inferred		48.2	1.60	8.39	0.03	0.002	1.83	2.83	2.47

Table 1A: Contained Metal by Commodity

Category	Tonnes (Mt)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	WO3 (tonnes)	WO3 ('000 mtu)	AuEq (Moz)
Indicated	37.0	1.64	29.0	115	3,887	389	2.58
Inferred	48.2	2.47	13.0	32	1,081	108	2.83
Contained metal is calculated from the unrounded tonnes and grades underlying Table 1. One metric tonne unit (mtu) equals 10 kg of WO₃.

Notes to Tables 1 and 1A and Applicable to all Tables and Figures in this Release Unless Otherwise Noted

1.	The Mineral Resource has an effective date of August 31, 2026.
2.	The Mineral Resource was prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (APEGBC), who is an independent Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
3.	Mineral Resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Qualified Person is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource.
5.	Mineral Resources have been constrained for the purpose of demonstrating reasonable prospects for eventual economic extraction ("RPEEE") and are reported within a conceptual open pit shell for open pit resources and within underground shapes generated using floating-stope optimization for underground resources. These constraints and optimization do not constitute engineered mine designs, Mineral Reserves, an economic study or evidence of economic viability. The parameters used are set out in Table 8.
6.	The reporting cut-offs exceed the calculated break-even cut-offs of 0.13 g/t AuEq, 0.73 g/t AuEq (underground above 1,000 masl) and 0.96 g/t AuEq (Ramp Zone).
7.	AuEq = ((Au g/t x 0.95) + (Ag g/t x 0.020 x 0.92) + (Cu % x 1.20 x 0.85) + (WO3 % x 21.33 x 0.70)) / 0.95, using metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3), and metallurgical recoveries of 95% for gold, 92% for silver, 85% for copper and 70% for WO3. Recoveries are based on the metallurgical test work described under "Metallurgy" below. Individual metal grades are reported for each metal used in the AuEq calculation in accordance with section 2.3(1)(d) of NI 43-101.
8.	The quantity and grade of Inferred Mineral Resources are uncertain in nature. There has been insufficient exploration to define them as Indicated or Measured Mineral Resources, and it is uncertain whether further exploration will result in upgrading them to a higher-confidence category.
9.	Totals may not sum due to rounding. Tonnes are reported in millions of dry metric tonnes.

Apollo Mineral Resource - Details

•	Indicated foundation: 58% of Indicated AuEq ounces in the open pit and 42% underground
•	Inferred growth: 25% of Inferred AuEq ounces in the open pit and 75% underground
•	High-grade, low-strip open pit (0.3 g/t AuEq cut-off): 22.5 Mt at a grade of 2.06 g/t AuEq Indicated for 1.49 Moz AuEq, and 25.9 Mt at a grade of 0.86 g/t AuEq Inferred for 0.71 Moz AuEq, at strip ratio of 3.4:1. At a higher 0.5 g/t AuEq cut-off, the Indicated open-pit grade increases to 2.37 g/t AuEq with only a 3% reduction in contained ounces
•	Substantial underground zone above 1,000 masl (1.2 g/t AuEq cut-off): 13.2 Mt at a grade of 2.10 g/t AuEq Indicated for 0.89 Moz AuEq, and 16.2 Mt at a grade of 2.06 g/t AuEq Inferred for 1.07 Moz AuEq
•	High-grade Ramp Zone below 1,000 masl (1.5 g/t AuEq cut-off): The Ramp Zone contains 37% of the total Inferred gold-equivalent ounces in only 13% of total Inferred tonnes
•	Meaningful critical mineral exposure: Copper, tungsten and silver contribute approximately 50% of the calculated AuEq grade of the Indicated open-pit resource under the stated assumptions
•	Extensive supporting database: 265 diamond drill holes totalling approximately 114,520 meters to March 31, 2026. Approximately 40,000 meters of drilling has been completed since the cut-off date and advanced metallurgical test results indicate high recovery rates for the various metals in the deposit using conventional processing flowsheets.

Section 2 - Open-Pit Mineral Resource Details

Table 2: Apollo Open-Pit Mineral Resource by Cumulative Pit Shell

Cumulative Pit Shell	Category	Mt	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)	AuEq (Moz)	Waste (Mt)	Strip Ratio
Shell 1 (RF 0.15)	Indicated	3.42	1.29	17.9	0.11	0.049	2.53	0.28	8.98	1.68
	Inferred	1.93	2.09	10.3	0.03	0.007	2.43	0.15
Shell 2 (RF 0.25)	Indicated	8.88	1.01	23.1	0.18	0.030	2.11	0.60	29.2	1.97
	Inferred	5.97	0.94	11.1	0.04	0.003	1.24	0.24
Shell 3 (RF 0.26)	Indicated	17.3	1.03	28.3	0.19	0.018	2.07	1.15	104	2.91
	Inferred	18.5	0.65	8.91	0.03	0.003	0.91	0.54
Shell 4 (Total Open Pit; RF 0.35)	Indicated	22.5	1.02	30.2	0.20	0.015	2.06	1.49	165	3.41
	Inferred	25.9	0.60	8.98	0.03	0.003	0.86	0.71
Figures are cumulative and are reported at a 0.3 g/t AuEq cut-off. The nested shells correspond to revenue factors of 0.15, 0.25, 0.26 and 0.35 applied to the US$3,000/oz gold price, US$60/oz silver price, US$5.25/lb copper price and US$93.31/lb WO3 price. Waste tonnage and strip ratio apply to the combined Indicated and Inferred mineralization within each cumulative shell. The conceptual pit shells are outputs of the RPEEE assessment; they are not engineered pit designs or Mineral Reserves. Totals may not sum due to rounding.

The smallest conceptual pit shell has the highest average AuEq grades and lowest strip ratio among the cumulative shells shown in Table 2. These shells illustrate resource distribution and do not represent a production sequence or engineered mine plan.

Figure 1: Apollo Open-Pit Mineral Resource Cross-Section Highlighting the Various Pit Shells Modeled at a 0.3 g/t AuEq Cutoff Grade

Table 3: Open-Pit Mineral Resource Cut-off Grade Sensitivity

Classification	Cut-off (g/t AuEq)	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (Moz)
Indicated	0.2	26.3	1.80	0.89	26.3	0.17	0.013	1.52
	0.3	22.5	2.06	1.02	30.2	0.20	0.015	1.49
	0.5	19.0	2.37	1.17	34.9	0.23	0.018	1.45
	1.0	14.4	2.89	1.40	42.8	0.29	0.023	1.34
	1.5	11.8	3.27	1.53	49.0	0.34	0.027	1.24

Inferred	0.2	43.2	0.61	0.41	7.04	0.03	0.002	0.85
	0.3	25.9	0.86	0.60	8.98	0.03	0.003	0.71
	0.5	13.7	1.28	0.97	11.4	0.04	0.003	0.56
	1.0	4.85	2.37	1.90	15.4	0.07	0.006	0.37
	1.5	2.29	3.67	3.06	18.0	0.10	0.009	0.27
The table illustrates sensitivity to alternative AuEq cut-off grades and does not represent separate Mineral Resources. The selected reporting cut-off used in Table 1 is shown in bold. The blocks used for calculating the various cut-off grades were based upon the 0.3 g/t AuEq base case scenario. Notes from Table 1 also apply to this table.

Table 4: Copper and Tungsten Sub-Domains in the Open Pit Mineral Resource

	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)
Copper Sub-Domain	Indicated	10.2	1.25	56.0	0.41	0.022
	Inferred	0.81	0.69	43.4	0.37	0.006
Tungsten Sub-Domain	Indicated	2.57	1.38	39.1	0.39	0.10
	Inferred	0.05	1.12	11.3	0.12	0.20
Reported at a 0.3 g/t AuEq cut-off within the open-pit Mineral Resource and subject to the notes to Table 1. The copper and tungsten sub-domains are subsets of the open-pit Mineral Resource in Table 1, are not mutually exclusive and must not be added to each other or to Table 1. They are presented to illustrate the distribution of copper and tungsten.

Apollo Plan View Over 1,800 masl
OPEN
OPEN
29.60m @ 0.64 g/t AuEq from 85.50m (APC-106D, April 15, 2025)
75.45m @ 1.63 g/t AuEq from 22.50m (APC-100D, Dec. 10, 2024)
301.90m @ 1.15 g/t AuEq from 61.70m (OLCC-3, March 15, 2022)
10.25m @ 11.68 g/t AuEq from 73.00m (OLCC-4, May 9, 2022)
71.20m @ 2.53 g/t AuEq from surface (APC-165, May 20, 2026)
56.00m @ 1.92 g/t AuEq from 12.80m (APC-169D, May 20, 2026)
270m Extension
Pad19
Pad35
Pad40
OPad6
OPad1
Pad24
Pad31
Pad43
Pad38
Pad42
Pad18
Pad3
Pad11
Pad27
Shallow Halo Zone "SHZ"
17.30m @ 0.65 g/t AuEq from 47.15m (APC-117D, Sept. 3, 2025 )
50.10m @ 0.48 g/t AuEq from 1.90m (APC-168, May 6, 2026)
46.90m @ 0.34 g/t AuEq from surface (APC-162, June 29, 2026)
44.85m @ 1.19 g/t AuEq from 28.75m (APC-105D, March 12, 2025)
109.15m @ 0.53 g/t AuEq from 7.00m (APC-75, Nov. 22, 2023)
45.10m @ 0.39 g/t AuEq from 9.75m (APC-138, Dec. 30, 2025)
UNTESTED
Apollo Breccia at its largest dimensions projected to surface
UNTESTED
MR Pit Outline
UNTESTED
46.05m @ 0.86 g/t AuEq from 12.10m (APC-85, Dec. 27, 2023)
Legend
Assays incl. in MR Model
Post-MR Model
Visual Mineralization
AuEq (g/t)
> 2
1-2
0.5 - 1
0.2 - 0.5
< 0.2
0
200
Meters
N

Figure 2: Apollo Plan View above 1,800 masl - Shallow Halo Zone and Mineral Resource Open Pit Outline.

The Shallow Halo Zone ("SHZ"), which is largely untested by drilling at this point in time, consists primarily of outcropping and subcropping oxide to partially oxidized diorite rock hosting gold and silver with minor copper (reported as AuEq below) that sits within the Mineral Resource pit shell boundary. There are currently three diamond drill rigs testing the SHZ as any mineralized material discovered above a 0.3 g/t AuEq grade, could reduce the future strip ratio of the open pit Mineral Resource in future updates. In the north, significant high-grade mineralization has been discovered (assay results reported in the figure in green colored text boxes)  since the Mineral Resource database cut-off date of March 31, 2026.

Plan view showing the Mineral Resource pit outline, drilling included in the estimate, drilling completed after the March 31, 2026 cut-off and untested areas of the Shallow Halo Zone. AuEq calculations for drill results have been updated from the values used in the original formulas when originally published to the new formula used to calculate the Mineral Resource being announced herein. Please refer to Table 10 for a complete list and accompanying details of all drill hole assay results reported within this release.

Section 3 - Underground Mineral Resource Above 1,000 masl

Table 5: Underground Mineral Resource Above 1,000 masl Cut-off Grade Sensitivity

Classification	Cut-off (g/t AuEq)	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (Moz)
Indicated	0.8	14.3	2.02	1.61	15.6	0.06	0.003	0.93
	1.0	14.0	2.04	1.63	15.6	0.06	0.003	0.92
	1.2	13.2	2.10	1.68	15.9	0.06	0.003	0.89
	1.5	9.69	2.37	1.93	16.7	0.06	0.003	0.74
	2.0	5.12	2.95	2.47	18.5	0.06	0.004	0.49

Inferred	0.8	17.4	1.99	1.77	7.78	0.03	0.002	1.11
	1.0	17.1	2.01	1.79	7.78	0.03	0.002	1.11
	1.2	16.2	2.06	1.84	7.69	0.03	0.002	1.07
	1.5	11.3	2.37	2.16	7.36	0.03	0.002	0.86
	2.0	6.01	2.95	2.75	6.75	0.03	0.002	0.57
The table illustrates sensitivity to alternative AuEq cut-off grades and does not represent separate Mineral Resources. The selected reporting cut-off used in Table 1 is shown in bold. Notes from Table 1 also apply to this table.

Figure 3: Underground Mineral Resource - Plan View at 1,000 masl and Section A-A'

Indicated and Inferred underground Mineral Resource blocks are presented below in yellow and red colors respectively. Recent assay results and visual intercepts, presented below in Figure 3 are not included in the Mineral Resource as they have been reported post March 31, 2026 cut-off date for the assay database. Much of the white areas below are sparsely drilled and offer potential for future growth. Additionally, the new Northern Breccia Extension, which was announced on September 1, 2026 with accompanying high-grade assay results, is highlighted by a blue dashed line. Two diamond drill rigs are presently focused on mineral resource expansion opportunities in this area  with assays outstanding for holes completed with potential visual intercepts of mineralization. Visual estimates for drilling intercepts should not be taken as a proxy for grade.  Only a certified assay result should be relied upon.

AuEq calculations for drill results have been updated from the values used in the original formulas when originally published to the new formula used to calculate the Mineral Resource being announced herein. Please refer to Table 10 for a complete list and accompanying details of all drill hole assay results reported within this release.

Section 4 - Underground Mineral Resource - Ramp Zone (Below 1,000 masl)

Table 6: Underground Mineral Resource Below 1,000 masl (Ramp Zone) Cut-off Grade Sensitivity

Classification	Cut-off (g/t AuEq)	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (Moz)
Indicated	1.0	1.40	4.48	4.26	9.43	0.03	-	0.20
	1.2	1.37	4.56	4.34	9.57	0.03	-	0.20
	1.5	1.29	4.74	4.52	9.85	0.03	-	0.20
	2.0	1.13	5.19	4.95	10.6	0.03	-	0.19
	2.5	0.97	5.65	5.40	11.3	0.03	-	0.18

Inferred	1.0	6.57	5.04	4.88	7.38	0.02	-	1.06
	1.2	6.42	5.13	4.96	7.46	0.02	-	1.06
	1.5	6.04	5.37	5.20	7.72	0.02	-	1.04
	2.0	5.04	6.09	5.90	8.48	0.02	-	0.99
	2.5	4.13	6.93	6.72	9.40	0.02	-	0.92
The table illustrates sensitivity to alternative AuEq cut-off grades and does not represent separate Mineral Resources. The selected reporting cut-off used in Table 1 is shown in bold. Notes from Table 1 also apply to this table.

Apollo Plan View 750 masl (150m width clip)
N
Ramp Zone Mineralization Intersected in Both Holes along 100m and 45m at 700 masl
~20m Visual Intercept in Both Holes, Awaiting Assay Results
APC180-D3
APC164-D4
APC164-D3
APC172-D2
APC172-D1
Apollo Breccia Body Outline
≈ 1.5Km circumference at 750 masl
83.75m @ 21.14 g/t Au, 17 g/t Ag
Incl. 20.80m @ 51.36 g/t Au, 35 g/t Ag
23.15m @ 4.61 g/t Au, 11 g/t Ag
APC140-D5
8.60m @ 6.51 g/t Au, 13 g/t Ag
APC140-D7
APC150-D1
APC143-D3
58.10m @ 21.33 g/t Au, 13 g/t Ag
Incl. 27.00m @ 43.13 g/t Au, 25 g/t Ag
Ramp Zone Mineralization with logged VG across three locations between 700m and 820m masl APC174-D4
Ramp Zone Mineralization Intersected in APC171-D3 along 100m at 760 masl
Legend
Assay Result in MR
Post MR Assay Result
Visual Mineralization
Indicated Resources
Inferred Resources
Visible Gold Observed
Visible Tungsten Observed
0
200
Meters
Mineral Resource Blocks Cover Only 315m of Breccia Circumference

Figure 4: Ramp Zone - Plan View at 750 masl

Figure 4 shows the Ramp Zone at 750 masl, where mineralization typically occurs along the margins of the breccia body. Approximately 315 meters, or 21% of its interpreted lateral perimeter of 1,500 meters at this same elevation, had sufficient drilling density for inclusion in the Mineral Resource. This proportion describes the perimeter at this elevation and is not a measure of the proportion of potential Mineral Resources defined. The figure distinguishes assay results included in the estimate, subsequent assay results and visual observations. Assays are pending for the visual intercepts; visible gold and scheelite are not proxies for grade.

Please refer to Table 10 for a complete list and accompanying details of all drill hole assay results reported within this release.

Figure 5: Long Section A-A' - Highlighting the Mineral Resource for Ramp Zone Beginning at 1000 masl to a Maximum Depth of 650 masl (350 Meters vertical)

The Ramp Zone remains open at depth. Drill hole APC171-D3 intersected potentially mineralized material approximately 350 meters below the deepest drilling included in the Mineral Resource; assays are pending. Visual observations, including visible gold, are not a substitute for assays and should not be relied upon as an indication of grade.

Please refer to Table 10 for a complete list and accompanying details of all drill hole assay results reported within this release.

Section 5 - Drilling Completed Since the March 31, 2026 Cut-Off

Approximately 40,000 meters of diamond drilling has been completed at Apollo since the database cut-off (March 31, 2026) and consequently none of it is included in the Mineral Resource. Selected results previously disclosed by the Company are summarized in Table 7 and shown on Figures 2 to 5; each will be evaluated for inclusion in the next Mineral Resource update, targeted for Q1 2028.

Table 7: Selected Drill Results Not Included in the Mineral Resource

Hole	From (m)	Meters Below Surface	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	WO₃ (%)	AuEq (g/t)	Zone	Disclosed
APC-162	336.40	277	27.35	11.62	54	0.43	1.678	39.49	New Tungsten Zone	June 29, 2026
APC-165	0.00	0	71.20	0.75	87	0.08	0.001	2.53	Shallow Halo Zone	May 20, 2026
APC-169D	12.80	14	56.00	0.30	79	0.07	0.001	1.92
APC172-D1	39.00	929	97.15	0.95	4	0.02	0.001	1.06	Breccia Extension	Sep. 1, 2026
APC172-D2 Incl.	19.65	924	141.40	4.75	5	0.02	0.001	4.89
	27.80	933	38.00	15.25	8	0.03	0.001	15.45
APC140-D6	384.00	1,090	5.30	37.04	28	-	-	-	Ramp Zone West	May 6, 2026
APC140-D7	586.55	1,316	8.60	6.51	13	-	-	-
APC160-D3 Incl.	307.00	575	171.65	1.77	15	0.05	0.001	2.12	Infill	Sep. 1, 2026
	335.60	594	44.90	4.66	13	0.02	0.001	4.95
Intervals are core lengths. For APC-165 and APC-169D, true widths have not been established; for the other listed intervals, the stated true-width estimate is 60%-100% of core length. AuEq calculation for drill results have been updated from the values used in the original formulas when originally published to the new formula used to calculate the Mineral Resource being announced herein. A dash indicates a value not reported here; it must not be interpreted as an assay of zero.

In addition, drilling completed after the cut-off has intersected Ramp Zone-style mineralization with visible gold at several locations around the breccia circumference, and visible tungsten mineralization in APC180-D3, for which assays are pending (Figure 4). Visual observations are not a substitute for assay results and should not be relied upon as an indication of grade.

Section 6 - Basis of the Mineral Resource

The Mineral Resource incorporates a geological database of 265 diamond drill holes and approximately 114,520 meters of drilling available as of March 31, 2026. The geological model was developed from interpretations of lithology, structure, alteration and mineralization controls. Estimation domains were defined using geological and mineralogical criteria and used to constrain grade estimation.

Assay data were composited to 2.0-meter intervals. High-grade outliers were evaluated and capped based on statistical criteria and spatial location, affecting less than 0.7% of samples. Bulk-density assignments were based on 5,427 measurements and differentiated by lithological and weathering domain. Grades for Au, Ag, Cu and WO3 were estimated by ordinary kriging into a three-dimensional rotated block model with parent blocks of 10 m (300° direction) x 5 m (030° direction) x 5 m (vertical), with estimation parameters derived from variographic analysis. The model was validated by visual comparison of block and composite grades, swath plots and global statistical comparison.

Classification was based on the Qualified Person's assessment of data quality, geological and grade continuity, drill spacing, estimation quality and associated uncertainty, together with the criteria for reasonable prospects for eventual economic extraction ("RPEEE"). Indicated Mineral Resources were defined where blocks were informed by at least two drill holes within a search of approximately 20 m x 20 m x 40 m (long axis vertical). Inferred Mineral Resources were defined where blocks were informed by at least two drill holes within a search of approximately 75 m x 50 m x 100 m (long axis vertical, semi-major axis north-west). In each case, the classified volumes were wireframed to produce contiguous classification solids and further constrained by the applicable RPEEE shapes.

Geology of the Apollo System

Apollo is a large, partially reduced intrusion related gold-silver-copper-tungsten system hosted in a hydrothermal breccia body and adjacent diorite and quartz diorite porphyry intrusions of late Miocene age, overprinted by a late carbonate-base metal veins and located approximately 1.75 kilometers northwest from Aris Mining's Marmato mine. The Apollo system has a surface footprint of approximately 1,000 meters by 800 meters, and mineralization has been intersected over more than 1,450 vertical meters from surface. Four mineralization styles are recognized and are reflected in the three reporting domains of Table 1:

•	Porphyry-type mineralization - Porphyry-style Cu-Mo-Au mineralization prior to brecciation characterized by high densities of quartz veinlets with associated magnetite and trace amounts of sulfides including pyrite, molybdenite, and chalcopyrite.
•	Mineralized Angular Breccia ("BAM") - high-grade Au-Ag-Cu-WO3 mineralization related to pyrite, chalcopyrite and pyrrhotite sulfides, with the breccia cemented primarily by carbonates and sulfides and the matrix primarily composed of rock flour - forms the bulk of the open pit and upper underground Mineral Resource.
•	Carbonate-base-metal ("CBM") and sulfosalts veins - multiple overprinting late-stage veins of Au-Ag-bearing CBM (Zn-Pb-Cu) and sulfosalts (Ag-Cu-Pb-Sb) with a sericite-altered halo, structurally controlled along northwest and east-west trends, cutting the breccia and porphyry wall rocks - contribute high-grade gold and silver within the open pit and upper underground.
•	Ramp Zone - a deep zone of high-grade gold along the outer margin of the breccia body commencing at approximately 1,000 masl. At Ramp Zone, mineralization occurs as visible gold with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium and locally arsenopyrite bearing sulfides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by muscovite, albite, and sericite.

Apollo is positioned within the northwest-trending Marmato-Apollo Metallogenic Corridor. Internal to Apollo, the interplay of northwest, east-west and northeast-trending faults and breccia contacts control favorable zones for mineralization. Shallow Halo Zone ("SHZ") mineralization is better developed in oxide and transitional zones and is secondary dispersion and enrichment during weathering and groundwater processes.

Reasonable Prospects for Eventual Economic Extraction

RPEEE was assessed using conceptual open-pit evaluation and underground stope optimization. This work was managed and supervised by Ned Jalil, P.Eng., CEO of Collective Mining, an experienced mining engineer, under the supervision of the Qualified Person. For the open-pit evaluation, a selective mining unit (SMU) of 10 m (300° direction) x 5 m (030° direction) x 5 m (vertical) was used. For the underground evaluation, optimized stope shapes ranged from 3 m to 100 m in length in the 030° direction, with dimension of 5 m in the 300° direction and 10 m vertically. The parameters are set out in Table 8.

Table 8: Parameters Used to Test Reasonable Prospects for Eventual Economic Extraction

Parameter	Unit	Open Pit	Underground above 1,000 masl	Underground below 1,000 masl (Ramp)
Gold price	US$/oz	3,000	3,000	3,000
Silver / copper / WO3 price	US$	60/oz; 5.25/lb; 93.31/lb WO3	60/oz; 5.25/lb; 93.31/lb WO3	60/oz; 5.25/lb; 93.31/lb WO3
Metallurgical recovery (Au / Ag / Cu / WO3)%		95 / 92 / 85 / 70	95 / 92 / 85 / 70	95 / 92 / 85 / 70
Royalties	%	3.20	3.20	3.20
Mining cost	US$/t	4.00	53.42	73.42
Processing cost	US$/t	8.58	8.58	8.58
G&A	US$/t	3.00	3.00	3.00
Overall pit slope angle	degrees	45	-	-
Calculated break-even cut-off grade	AuEq g/t	0.13	0.73	0.96
Selected reporting cut-off grade	AuEq g/t	0.3	1.2	1.5
Royalties are 3.20%, being 4% of 80% of the metal price under Colombian regulations. The open-pit break-even cut-off is the in-pit marginal cut-off (processing and G&A only); underground break-even cut-offs include mining cost. The evaluation assumes processing and infrastructure capital is sunk and applies no exclusion areas. Mineral Resources are reported on an in-situ basis. No separate percentage adjustments for mining losses or additional operational dilution have been applied to the reported tonnes and grades. Reasonable prospects for eventual economic extraction were assessed using conceptual open-pit and underground mining constraints, including the selective mining unit and stope dimensions described above. For underground resources, lower-grade and unmineralized material enclosed within the conceptual stope shapes was run through Datamine's Mineable Shape Optimizer software. The QP considers the treatment of mining selectivity, dilution and mining losses appropriate for this Mineral Resource estimate based on mineralization geometry and continuity, minimum mining widths, analogous mining experience and sensitivity analysis. Additional operational dilution and mining losses will be evaluated in subsequent engineering studies. The reported Mineral Resources do not represent recoverable mine production. The selected reporting cut-off grades exceed the calculated break-even cut-offs and reflect the Qualified Person's assessment of appropriate thresholds given the conceptual nature of the mining and processing assumptions. The optimization was not advanced to an engineered mine design and does not constitute a preliminary economic assessment, pre-feasibility study or feasibility study. The assumptions are used solely to demonstrate RPEEE and should not be interpreted as demonstrating economic viability.

Metallurgy

The recovery assumptions used in the AuEq formula and in the RPEEE assessment are supported by metallurgical test work completed by ALS Canada Ltd. in Kamloops, British Columbia, as disclosed in the Company's news release titled "Collective Mining Reports Robust Metallurgical Recovery Rates at Apollo: 95% Gold, 92% Silver, 85% Copper and 70% Tungsten; Initial Mineral Resource Estimate Targeted for September 2026", dated August 25, 2026. More than 130 individual drill core samples from representative locations of the Apollo Deposit were used to generate a master composite, with locked-cycle returning recovery rates of 95% for gold, 92% for silver and 85% for copper using conventional processing methods. Gold also demonstrated a strong recovery using gravity methods, with certain samples recovering more than 50% of total gold to gravity concentrates. Copper recovery rates were 90% or better in samples at a grade of above 0.15% copper and averaging approximately 80% at lower grades.

Separate test work on Apollo's tungsten mineralization achieved recoveries of up to 74%, with concentrates at a grade of greater than 60% tungsten and subsequent bulk-sample testing producing concentrate purity of 95% scheelite. Preliminary Ramp Zone testing using conventional gravity, flotation and leaching techniques returned gold recovery rates of up to 96% and silver recovery rates above 80%. Results to date indicate that Apollo mineralization is amenable to conventional processing methods.

Additional variability and optimization testing is underway across a range of grades, material types and mineralized domains, including the Ramp Zone and Shallow Halo Zone, together with grind sizing, tailings filtration and thickening studies, to support future engineering studies and further optimize potential processing flowsheets.

Section 7 - Exploration Potential and Upcoming Milestones

The Apollo system remains open in several directions and the Mineral Resource covers only part of the mineralized footprint drilled to date:

•	Shallow Halo Zone (in Open Pit Outline): open in multiple directions around the current pit outline, with untested areas to the south, west and north coincident with Au, Au-Ag, Au-Ag-Cu-W, Cu and Pb-Zn surface geochemical anomalies (Figure 2). A dedicated shallow drilling program is planned for 2026-2027 with the aim of testing whether additional halo mineralization can be included in a future Mineral Resource estimate and potentially reduce the conceptual strip ratio.
•	Upper underground (above 1,000 masl): sparsely drilled areas along the north-eastern and south-western margins of the breccia body offer opportunities to test for extensions to the current Mineral Resource (Figure 3).
•	Northern Breccia Extension (above 1,000 masl): announced on September 1, 2026, and located 150 meters north-east of the current Mineral Resource where recent holes APC172-D2 and APC172-D1 have returned broad intercepts outside the current Mineral Resource (Figure 3).
•	Ramp Zone (below 1,000 masl): approximately 79% of the interpreted 1.5-kilometer circumference is not yet drilled to a density sufficient for inclusion, and the zone is open below approximately 650 masl, the depth of the deepest hole included in the estimate. Higher-capacity drill rigs are being mobilized to test the Ramp Zone at depth (Figures 4 and 5).

Thirteen drill rigs are currently operating across the Guayabales Project, focused on expansion and infill drilling at Apollo, Trap and on the Orion and Victory targets. Key milestones the Company is targeting are:

Table 9: Targeted Milestones

Milestone	Target Timing
Commence construction of the underground exploration adit	Q4 2026
Commence underground drilling at Trap East target	Q1 2027
Commence underground drilling of the Trap Main system	H2 2027
Submit environmental license application	H2 2027
Updated Apollo Mineral Resource incorporating post-cut-off drilling	Q1 2028
Publish Preliminary Economic Assessment	H2 2028
Expected Environmental License Decision	H2 2028
Publish Feasibility Study	Mid 2029
Start of Early Works & Construction	H2 2029
These targets are forward-looking and subject to the results of future technical studies, receipt of required approvals, availability of financing and subsequent development decisions. The timing and outcome of regulatory decisions are outside the Company's control. See "Forward-Looking Statements".

Technical Report

The Mineral Resource will be supported by an independent technical report prepared in accordance with NI 43-101, which the Company intends to file on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) within 45 days of this news release. The Company will issue a news release at the time of filing and will reconcile any material differences between the technical report and this news release.

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that now hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Qualified Persons, QA/QC and NI 43-101 Disclosure

The Mineral Resource and the scientific and technical information relating to the Mineral Resource in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (APEGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource as described below, and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Mr. Jones visited the Guayabales Project multiple times since April 2025, during which he inspected drill core, drill collars, the core logging and sampling facility, the density laboratory and the ALS sample preparation laboratory. He also reviewed the drill-hole database against original assay certificates from the laboratory records.

Drill core was logged and sampled at the Company's facility in Supía, Caldas. From 2021 to 2023, samples were prepared and analyzed by SGS Colombia S.A.S in Medellin, Colombia and Lima, Peru, independent laboratory operating under ISO 9001 compliant quality systems. Gold was analyzed by fire assay with an atomic absorption (AA) finish (Au-FAA313), with samples exceeding 10 ppm Au analyzed using a gravimetric finish (Au-FAG303). Silver, copper and tungsten were analyzed following four-acid digestion with an MS finish (ICM40B).

Since 2023, samples were prepared and analyzed by ALS labs in Medellin, Colombia, and Lima, Perú, independent laboratory operating under ISO/IEC 17025-compliant quality systems. Gold was analyzed by fire assay with an atomic absorption (AA) finish (Au-AA23/Au-AA24), with samples exceeding 10 ppm Au analyzed using a gravimetric finish (Au-GRA21/Au-GRA22). Silver, copper and tungsten were analyzed following four-acid digestion with an ICP finish (ME-MS61), while WO3 was determined by X-ray fluorescence (XRF-15b/15c).

The Company's QA/QC program includes the routine insertion of certified reference materials, blanks and duplicates. In addition, approximately 2.0% of pulps were submitted to Bureau Veritas (BV) for check assays. The Qualified Person reviewed the QA/QC results and is of the opinion that the data are of sufficient quality to support the estimation of Mineral Resources and their classification.

David J. Reading, M.Sc., FIMMM, Special Advisor to the Company and a Qualified Person as defined by NI 43-101, has reviewed and approved the scientific and technical information relating to exploration, geology and drilling contained in this news release in the form and context in which it appears. Drill results referenced in this news release were previously disclosed by the Company, together with the applicable sampling, analytical and QA/QC procedures in each applicable news release.

John Wells, Independent Consultant, is the designated Qualified Person for the metallurgical section of this news release within the meaning of NI 43-101 and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Wells visited ALS facilities on more than 12 occasions to discuss, direct and witness the test work. Mr. Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining, Metallurgy and Petroleum).

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

Information Contact

Follow Executive Chairman Ari Sussman (@Ariski73) on X

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To see our latest corporate presentation and related information, please visit www.collectivemining.com

Table 10: List of Drill Results Referenced in Figures 2 to 5 and Table 7, Updated for New AuEq Calculation

Hole	From (m)	Meters Below Surface	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	WO₃ (%)	AuEq (g/t)	Zone	Original Disclosure Date
OLCC-3	61.70	49	301.90	0.89	12	0.03	0.000	1.15	SHZ	March 15, 2022
OLCC-4	73.00	44	10.25	8.89	142	0.03	0.001	11.68	SHZ	May 9, 2022
APC-75	7.00	8	109.15	0.28	6	0.05	0.005	0.53	SHZ	Nov. 22, 2023
APC-85	12.10	11	46.05	0.42	15	0.03	0.007	0.86	SHZ	Dec. 27, 2023
APC-100D	22.50	22	75.45	0.62	47	0.08	0.001	1.63	SHZ	Dec. 10, 2024
APC-105D	28.75	26	44.85	0.81	17	0.04	0.001	1.19	SHZ	March 12, 2025
APC-106D	85.50	83	29.60	0.46	8	0.02	0.001	0.64	SHZ	April 15, 2025
APC-117D	47.15	37	17.30	0.32	15	0.03	0.001	0.65	SHZ	Sept. 3, 2025
APC-138	9.75	7	45.10	0.30	3	0.02	0.001	0.39	SHZ	Dec. 30, 2025
APC-162	0.00	0	46.90	0.26	3	0.01	0.001	0.34	SHZ	June 29, 2026
APC-165	0.00	0	71.20	0.75	87	0.08	0.001	2.53	SHZ	May 20, 2026
APC-168	1.90	3	50.10	0.22	12	0.01	0.001	0.48	SHZ	May 6, 2026
APC-169D	12.80	14	56.00	0.30	79	0.07	0.001	1.92	SHZ	May 20, 2026
APC172-D1	39.00	929	97.15	0.95	4	0.02	0.001	1.06	Breccia Extension	Sep. 1, 2026
APC172-D2	19.65	924	141.40	4.75	5	0.02	0.001	4.89
Incl.	27.80	933	38.00	15.25	8	0.03	0.001	15.45
APC143-D3	187.80	1,298	58.10	21.33	13	-	-	-	Ramp Zone East	Jan. 27, 2026
Incl.	187.80	1,298	27.00	43.13	25	-	-	-
APC150-D1	649.00	1,309	83.75	21.14	17	-	-	-	Ramp Zone East	March 29, 2026
Incl.	711.95	1,345	20.80	51.36	35	-	-	-
APC140-D5	396.15	1,163	23.15	4.61	11	-	-	-	Ramp Zone West	May 6, 2026
APC140-D6	384.00	1,090	5.30	37.04	28	-	-	-
APC140-D7	586.55	1,316	8.60	6.51	13	-	-	-
APC160-D3	307.00	575	171.65	1.77	15	0.05	0.001	2.12	Infill	Sep. 1, 2026
Incl.	335.60	594	44.90	4.66	13	0.02	0.001	4.95
AuEq = ((Au g/t x 0.95) + (Ag g/t x 0.020 x 0.92) + (Cu % x 1.20 x 0.85) + (WO3 % x 21.33 x 0.70)) / 0.95, using metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3), and metallurgical recoveries of 95% for gold, 92% for silver, 85% for copper and 70% for WO3.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements in this news release include, among other things, statements regarding the Mineral Resource and the assumptions underlying it; the potential expansion, extension or upgrading of the Mineral Resource; the potential conversion of Mineral Resources to higher-confidence categories or Mineral Reserves; the results, timing and objectives of future drilling, exploration, metallurgical testing, engineering and technical studies, including the targeted timing of an updated Mineral Resource, a preliminary economic assessment and a feasibility study; the potential for additional mineralization at Apollo and elsewhere on the Guayabales Project; the interpretation of the Shallow Halo Zone, the Ramp Zone and the Northern Breccia Extension; the filing and timing of the supporting technical report; the construction and timing of the underground exploration adit; the timing of the environmental license application and any decision thereon; contemplated mining, processing, infrastructure and development concepts; permitting and development activities; and the Company's plans, objectives and strategies.

Forward-looking statements are based on management's and the Company's Qualified Persons' current expectations, estimates, assumptions and projections as of the date of this news release. Such assumptions include, among others, assumptions relating to geological continuity and interpretation; commodity prices; foreign exchange rates; metallurgical recoveries; mining, processing and other operating costs; capital costs; cut-off grades; mining methods and pit parameters; the availability of personnel, equipment and services; the success and timing of exploration programs; the ability to obtain required permits and approvals within the timelines anticipated or at all; the stability of the political, regulatory and social environment in Colombia; and general economic, market, political and regulatory conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Such factors include uncertainty in geological interpretations and Mineral Resources; future drilling not confirming current interpretations or expectations, including visual observations not being confirmed by assay results; Mineral Resources not being upgraded or converted to Mineral Reserves; changes in commodity prices, costs, recoveries or other assumptions used for the Mineral Resource; delays in or failure to obtain the environmental license or other permits; exploration, permitting, environmental, title, surface-rights, community, political, regulatory, financing and project-development risks; and the other risk factors described in the Company's most recently filed annual information form and other continuous disclosure documents available under the Company's profile on SEDAR+ and EDGAR. Readers should not place undue reliance on forward-looking statements. The Company disclaims any obligation to update them except as required by law. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 16:01e 08-SEP-26